SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                                ----------------

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
             AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


                                 Dillard's Inc.
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)

                                    254067101
                                 (CUSIP Number)

                                December 31, 2008
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [_]  Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [_] Rule 13d-1(d)

-----------

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254067101

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     (1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         OZ Management LP
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [_]
                                                                    (b) [X]
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     (3) SEC USE ONLY

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     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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NUMBER OF      (5)  SOLE VOTING POWER
SHARES              0
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [_]
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    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IA
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

CUSIP No. 254067101

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Och-Ziff Holding Corporation
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [_]
                                                                    (b) [X]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY

-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
SHARES              0
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [_]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          CO
-----------------------------------------------------------------------------

CUSIP No. 254067101

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Och-Ziff Capital Management Group LLC
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [_]
                                                                    (b) [X]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY

-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
SHARES              0
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [_]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          OO
-----------------------------------------------------------------------------

CUSIP No. 254067101
-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Daniel S. Och
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [_]
                                                                    (b) [X]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY

-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
SHARES              265,000
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    265,000
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          265,000
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [_]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0.38%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IN
-----------------------------------------------------------------------------

CUSIP No. 253922108
-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         OZ Master Fund, Ltd.
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [_]
                                                                    (b) [X]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY

-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [_]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          CO
-----------------------------------------------------------------------------

CUSIP No.  254067101

ITEM 1(a).  NAME OF ISSUER:
            Dillard's, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            1600 Cantrell Road, Little Rock, AR 72201

ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

      This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

            (i) OZ Management, LP ("OZ"), a Delaware partnership, with respect to the Shares reported in this Schedule 13G held by certain investment funds and discretionary accounts managed by OZ (the "Accounts").

            (ii) Och-Ziff Holding Corporation ("OZHC"), a Delaware limited liability company, which serves as the general partner of OZ, with respect to the Shares reported in this Schedule 13G managed by OZ and held by the Accounts.

            (iii) Och-Ziff Capital Management Group LLC ("OZM"), a Delaware
                  limited liability company, which is the sole shareholder of OZHC and Och-Ziff Holding LLC, a Delaware limited liability company, which serves as the general partner of another investment fund, with respect to the Shares reported in this
                  Schedule 13G managed by OZ and held by the Accounts.

            (iv) Daniel S. Och, who is the Chief Executive Officer of OZHC, which serves as the general partner of OZ, the Senior Managing Member of Och-Ziff Real Estate Advisors, LLC ("OZRE"), and the Chief Executive Officer and Executive Managing Director of OZM, with respect to the Shares reported in this Schedule 13G managed by OZ and OZRE and held by the Accounts.

            (v) OZ Master Fund, Ltd. ("OZMD"), a Cayman Islands company, with respect to shares owned by it.

      The citizenship of OZ, OZHC, OZM and OZMD is set forth above. Daniel S. Och is a United States citizen.

      The address of the principal business office of each of the Reporting Persons except OZMD is 9 West 57th Street, 39th Floor, New York, NY 10019. The address of the principal business office of OZMD is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, G.T. Harbour Centre, Second Floor, North Church Street, George Town, Grand Cayman, Cayman Islands.

CUSIP No.   254067101


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            Class A Common Stock.

ITEM 2(e).  CUSIP NUMBER:
            254067101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [ ]    Broker or dealer registered under Section 15 of the Act;

          (b)  [ ]    Bank as defined in Section 3(a)(6) of the Act;

          (c)  [ ]    Insurance Company as defined in Section 3(a)(19) of the
                      Act;

          (d)  [ ]    Investment Company registered under Section 8 of the
                      Investment Company Act of 1940;

          (e)  [ ]    Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940: see
                      Rule 13d-1(b)(1)(ii)(E);

          (f)  [ ]    Employee Benefit Plan, Pension Fund which is subject to
                      the provisions of the Employee Retirement Income Security
                      Act of 1974 or Endowment Fund; see
                      Rule 13d-1(b)(1)(ii)(F);

          (g)  [ ]    Parent Holding Company, in accordance with
                      Rule 13d-1(b)(ii)(G);

          (h)  [ ]    Savings Associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

          (i)  [ ]    Church Plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j)  ( )    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. [X]

CUSIP No. 254067101


ITEM 4.   OWNERSHIP.

      OZ serves as principal investment manager to a number of investment funds and discretionary accounts (the "Accounts") with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G including such an account for OZMD. OZRE also serves as investment manager to other Accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G. OZHC serves as the general partner of OZ. As such, OZHC may be deemed to control OZ and, therefore, may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. OZM is the sole shareholder of OZHC and Och-Ziff Holding LLC and as such it may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. Mr. Daniel S. Och is the Chief Executive Officer and Executive Managing Director of OZM. Mr. Och is also the Senior Managing Member of OZRE. As such, he may be deemed to control such entities and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G.

      Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

      A.    OZ
            (a)   Amount beneficially owned: 0
            (b)   Percent of class: 0%
                  The percentages used herein are based upon the 69,443,560 shares of common stock outstanding as of November 29, 2008 as reflected in the Form 10-Q for the quarterly period ended December 9, 2008.
            (c)   Number of shares as to which such person has:
                        (i)   sole power to vote or to direct the vote 0
                        (ii)  shared power to vote or to direct the vote 0
                        (iii) sole power to dispose or to direct the disposition
                              of 0
                        (iv) shared power to dispose or to direct the disposition of 0

      B.    OZHC
            (a)   Amount beneficially owned: 0
            (b)   Percent of class: 0%
            (c)   Number of shares as to which such person has:
                        (i)   sole power to vote or to direct the vote 0
                        (ii)  shared power to vote or to direct the vote 0
                        (iii) sole power to dispose or to direct the disposition
                              of 0
                        (iv) shared power to dispose or to direct the disposition of 0

      C.    OZM
            (a)   Amount beneficially owned: 0
            (b)   Percent of class: 0%
            (c)   Number of shares as to which such person has:

CUSIP No. 254067101

                        (i)   sole power to vote or to direct the vote 0
                        (ii)  shared power to vote or to direct the vote 0
                        (iii) sole power to dispose or to direct the disposition
                              of 0
                        (iv) shared power to dispose or to direct the disposition of 0

      D.    Daniel S. Och
            (a)   Amount beneficially owned: 265,000
            (b)   Percent of class: 0.38%
            (c)   Number of shares as to which such person has:
                        (i)   sole power to vote or to direct the vote 0
                        (ii)  shared power to vote or to direct the vote 0
                        (iii) sole power to dispose or to direct the disposition
                              of 0
                        (iv) shared power to dispose or to direct the disposition of 0

      E.    OZMD
            (a)   Amount beneficially owned: 0
            (b)   Percent of class: 0%
            (c)   Number of shares as to which such person has:
                        (i)   sole power to vote or to direct the vote 0
                        (ii)  shared power to vote or to direct the vote 0
                        (iii) sole power to dispose or to direct the disposition
                              of 0
                        (iv) shared power to dispose or to direct the disposition of 0

CUSIP No. 254067101

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          If this statement is being filed to report the fact as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          See Item 4.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          Each of the Reporting Persons hereby make the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 254067101

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2009           /s/ Daniel S. Och
                                    -----------------------------------
                                    OZ MANAGEMENT, LP
                                    By Och-Ziff Holding Corporation
                                    its general partner
                                    By Daniel S. Och
                                    Chief Executive Officer

                                    /s/ Daniel S. Och
                                    -----------------------------------
                                    OCH-ZIFF HOLDING CORPORATION
                                    By Daniel S. Och
                                    Chief Executive Officer

                                    /s/ Daniel S. Och
                                    -----------------------------------
                                    OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC
                                    By Daniel S. Och
                                    Chief Executive Officer, Executive
                                    Managing Director and Chairman of the
                                    Board of Directors

                                    /s/ Daniel S. Och
                                    -----------------------------------
                                    Daniel S. Och

                                    /s/ Daniel S. Och
                                    -----------------------------------
                                    OZ MASTER FUND, LTD.
                                    By Daniel S. Och
                                    Director